SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018
_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On April 23, 2018, BioLineRx Ltd. (the “Company”) received written notice (the “Notification Letter”) from The Nasdaq Stock Market (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, for the 30 consecutive business days beginning March 8, 2018, the Company no longer meets the minimum bid price requirement.

The Notification Letter has no immediate effect on the listing of the ADSs, and they will continue to trade on The Nasdaq Capital Market under the symbol “BLRX.” In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until October 22, 2018 (“Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance, the bid price of the Company’s ADSs must meet or exceed $1.00 per share for at least ten consecutive business days during the Compliance Period.

If the Company does not regain compliance with the minimum bid price requirement by October 22, 2018, Nasdaq may provide written notification to the Company that its securities will be subject to delisting. At that time, the Company may have alternatives to obtain an extension and/or avoid delisting, including an appeal of Nasdaq’s delisting determination to the Nasdaq Listing Qualifications Panel.

The Company intends to monitor the bid price of its ADSs between now and October 22, 2018 and intends to cure the deficiency within the prescribed grace period.

The Company’s business operations are not affected by the receipt of the Notification Letter.

The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange, and the Notification Letter does not affect the Company’s compliance status with such listing.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: April 24, 2018